United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Acquires MITSUI Stake in CAEMI

Rio de Janeiro, March 31, 2003 — Companhia Vale do Rio Doce (CVRD) informs that it reached an agreement with Mitsui & Co. (Mitsui) to acquire all its common and preferred shares in Caemi Mineração e Metalurgia S. A (Caemi) for US$ 426.4 million. The acquisition is subject, interalia, to the review and approval of competition authorities.

About Caemi

Caemi, a Brazilian company with headquarters in Rio de Janeiro, Brazil, is the world’s fourth largest producer of iron ore and is listed on the São Paulo Stock Exchange (Bovespa). Caemi is a world class iron ore and kaolin producer, with a strong and stable cash flow and low debt.

Caemi owns 84.75% of Minerações Brasileiras Reunidas (MBR), an iron ore producer, where CVRD already owns a 5% stake. MBR operates four mines — Pico, Tamanduá, Capão Xavier and Jangada — in the Iron Quadrangle region in the state of Minas Gerais, Brazil, and has a maritime terminal at Guaíba, state of Rio de Janeiro, Brazil. MBR has recently undergone an expansion project, which replaced capacity lost with the depletion of Mutuca and Aguas Claras mines and increased it by some 8 million tons per year. Its capacity is expected to reach 36 million tons in 2004. It invested US$ 240 million from 1999 to 2002 and has an investment program of US$ 130 million for 2003/4. MBR has proven reserves of 634 million tons of hematite ore and 305 million tons of itabirites.

In 2002, MBR sold 33.3 million tons of iron ore, of which 27.8 million were exported. Sales distribution by market was: China 32%, Japan 17%, Europe 17%, Brazil 16% and rest of the world 18%. Its market share in 2002 Chinese imports was 9.7%.

Caemi also owns 61.48% of CADAM S. A., a kaolin producer with a mining site in the state of Amapà, Brazil. CADAM has proven reserves of 250 million tons of high quality kaolin for paper coating. CADAM sold 719,200 tons of kaolin in 2002, of which 90.5% was allocated to overseas markets, mainly Europe and Asia. It has 80 customers in 25 countries.

Caemi holds indirectly, through MBR, 27.91% of MRS Logística S. A ., a railroad company with capacity to carry 100 million tons of cargo. It owns 85.11% of MSL Minerais S. A., a producer of refractory bauxite, and 50% of Quebec Cartier Mining Company (QCM), a Canadian iron ore and pellets producer.

Due to the restructuring of QCM, Caemi’s participation therein will be substantially diluted. Caemi is committed to contribute for the restructuring with a maximum of C$ 34.5 million, if and when it is needed, during the 2003/2010 period. Pursuant to an agreement reached in 2001 with the European Commission, Caemi is committed to sell its stake in QCM. However, up to now, its efforts to sell this asset were unsuccessful.

Caemi’s 2002 EBITDA (earnings before interest, taxes, depreciation and amortization) was equal to approximately US$ 233 million and, as of December 31, 2002, it had a net debt of US$ 250.2 million. Total debt/EBITDA ratio was equal to 1.5.

The transaction

The transaction involves the acquisition by CVRD, directly or through a wholly-owned subsidiary, of 659,375,000 common shares and 1,040,671,032 preferred shares of Caemi. These shares represent, respectively, 50% and 40% of Caemi’s common and preferred shares.

CVRD will pay US$ 276.7 million for 50% of the common shares, equivalent to US$ 419.60 per 1,000 shares. This price is equal to the price paid for the acquisition of 659,375,000 Caemi’s common shares by CVRD, corresponding to 50% of its common equity, as publicly announced on December 7, 2001.

CVRD will pay US$ 149.8 million for the 1,040,671,032 Caemi’s preferred shares, equal to US$ 143.90 per 1,000 shares. This price is equal to the weighted average price of Caemi’s preferred shares traded on the BOVESPA over the last 30 days before February 4, 2003. The Brazilian real

(BRL) share price was translated into US dollars (USD) by the average BRL/USD exchange rate during the above mentioned period.

Prior to the transaction, CVRD owned 50% of Caemi’s common shares and 16.82% of its total capital, being the controlling shareholder jointly with Mitsui. After the transaction, CVRD will own 100% of Caemi’s common shares, 40% of its preferred shares and 60.2% of its total capital. CVRD does not intend to delist Caemi.

This acquisition is in line with CVRD strategic focus on mining and it will allow its shareholders to capture a substantial amount of value, mainly derived from Caemi’s position in the global iron ore and industrial mineral markets and the resulting growth potential.

For further information, please contact:

Roberto Castello Branco:roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis:andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda:barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco:daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo:rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliàrios and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 1, 2003